Exhibit 23.5

iResearch Consulting Group

January 7, 2011

To: Taomee Holdings Limited

16/F, Building No. A-2

No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

Tel: (86-21) 6128-0056

Attention: Tiffany Qiang

Dear Ms. Qiang:

We hereby consent to the references to our name and the quotation by Taomee Holdings Limited in its Registration Statement (as may be amended or supplemented) on Form F-1 submitted, to be submitted or to be filed with the U.S. Securities and Exchange Commission (the “Registration Statement”), of research data and information prepared by us, and in roadshow and other promotional materials in connection with the proposed offering. We also hereby consent to the filing of this letter as an exhibit to the Registration Statement.

iResearch Consulting Group

[seal: iResearch Consulting Group] Name:
Title: